Tuesday, August 9, 2005

Press Release

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies Retains AGORA Investor Relations

TORONTO, August 9 2005 – Neptune Technologies & Bioressources Inc. (TSX-V: NTB) (http://www.neptunebiotech.com)is pleased to announce it has retained the services of AGORA Investor Relations Corp. ("AGORA") (http://www.agoracom.com) to provide investor relations services.

The objective of this agreement is two-fold.  First, to create effective communication between Neptune, its shareholders and the investment community through AGORA’s Internet based investor relations system.  Effective immediately, a customized and monitored Neptune IR HUB (http://www.agoracom.com/IR/Neptune) will allow both Neptune and AGORA to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all investor relations communications.  The IR HUB will also provide one-click access to the Neptune broker fact sheet, company profile, five most recent  press releases, e-mail list registration, latest stock quote & chart information and an executive audio address updated quarterly.  In addition, the IR HUB provides investors with a monitored discussion forum for the purposes of constructive and high-quality discussion about the Company that is free of spam, bashing, hyping and profanity.

Second, AGORA will be fully responsible for creating, implementing and executing an investor relations strategy, the consolidation of which will save management a considerable amount of time, effort and expense, allowing them to focus on core business operations, while significantly improving shareholder communications.

Neptune President and CEO, Henri Harland, stated, "Given the Company’s recent developments, Neptune believes the time has now come to significantly increase our communications with shareholders and the investment community. The solution provided by AGORA fulfils our need to manage and execute an IR strategy in a cost efficient manner, while providing our management team with the ability to focus on executing the business plan.  Our shareholders and Company will benefit greatly from near real-time communications, regularly planned updates and increased exposure".

For all future Neptune investor relations needs, investors are asked to visit the Neptune IR Hub at  http://www.agoracom.com/IR/Neptune where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to NTB@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

The terms of the agreement are as follows:  Duration – 12 months. Monthly cash compensation - $3,000. Neptune Technologies & Bioressources Inc, grants AGORA the option to purchase 100,000 common shares of Neptune Technologies & Bioressources Inc., at $CDN .25 and an additional 100,000 common shares at $CDN .40. The vesting dates, exercise dates and expiration dates are to be determined in compliance with the Board of Director’s decision in accordance with the company’s new stock option plan reviewed by the TSX Venture Exchange; this agreement has been negotiated entirely at arm's length. AGORA is located in Toronto, Ontario.

About AGORA Investor Relations Corp.  http://www.agoracom.com http://www.AgoraIR.com

AGORA Investor Relations Corp. (AGORA) is North America's leading outsourced investor relations firm for small-cap companies.  AGORA's exclusive IR HUB delivers two-way investor relations and communications that provides 100% transparency, accessibility, equality and near real-time communications for all shareholders and the investment community.  The digital delivery of investor relations also provides public companies with savings over traditional services ranging from 50-60%.

AGORA has specialized in small-cap investor relations since 1997 and is the exclusive provider of all content to the AOL Small Cap Channel.

About Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. is active in the field of high value-added natural product extraction from marine biomasses. Using an exclusive process, the Company processes abundant and underexploited marine species, such as krill, in order to extract a range of bioactive ingredients while preserving their properties.

These ingredients include phospholipids, polyunsaturated fatty acids (EPA & DHA) and antioxidants, which have been demonstrated to contribute to human well-being through the improvement of nutritional functionality, the maintenance of proper health and the effectiveness of cosmetic and biopharmaceutical care, to name a few.

To find out more about Neptune Technologies & Bioressources (TSX-V: NTB), visit our website at www.neptunebiotech.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries

Henri Harland, President & CEO

Telephone: (450) 972-6291

info@neptunebiotech.com

Investor Relations

AGORA Investor Relations

http://www.agoracom.com/IR/Neptune

NTB@agoracom.com